SEC FILE NUMBER: 0-14183
CUSIP NUMBER: 29274A-10-5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 25, 2004

☐	Transition Report on Form 10-K	☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Mayor’s Jewelers, Inc.

Full Name of Registrant

Former Name if Applicable

14051 N.W. 14th Street, Suite 200

Address of Principal Executive Office (Street and Number)

Sunrise, Florida 33323

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in its filings with the Securities and Exchange Commission, Mayor’s Jewelers, Inc. (the “Company”) is reviewing the accounting treatment of certain warrants that were issued by the Company to Henry Birks & Sons Inc. (“Birks”), the Company’s majority stockholder, in connection with Birks’ August 20, 2002 equity investment of $15.05 million in the Company, and later assigned to certain individuals affiliated with Birks. Specifically, in November 2002 and March 2003, Birks assigned an aggregate of 4.75 million of its Company warrants to certain current or former employees of Birks or its affiliates, who were or later became employees or provided services to the Company. The assignment of these warrants were disclosed in various Company filings with the Securities and Exchange Commission. The assigned warrants are subject to certain anti-dilution provisions. Although the Company’s review has not been completed, the Company anticipates that it is likely that the review will result in a restatement of certain components of the Company’s financial statements for the fiscal quarters ended September 27, 2003, December 27, 2003, June 26, 2004, September 25, 2004 (as set forth in the press release issued on October 27, 2004) and the fiscal year ended March 27, 2004, as well as the selected quarterly financial data presented for the fiscal quarter ended March 27, 2004, to reflect the effect of the Company’s determination that the assignment of the warrants to those recipients referred to above, should have reflected a non-cash compensation adjustment relating to the increase or decrease in the intrinsic value of the warrants that could be attributed to the services provided by the recipients to the Company based on the vesting schedule of the warrants.

As a result of the ongoing review of the accounting treatment of the warrants and the anticipated restatement of certain previous financial statements, the Company is unable, without unreasonable effort or expense, to file its Form 10-Q for the fiscal quarter ended September 25, 2004 within the prescribed time period.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John D. Ball

(Name)

954-846-2853

(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is reviewing the accounting treatment of the warrants. Although the Company’s review has not been completed, the Company anticipates that the net (loss) income for the fiscal quarters ended September 27, 2003, December 27, 2003, June 26, 2004, September 25, 2004 (as set forth in the press release issued on October 27, 2004) and the fiscal year ended March 27, 2004, as well as the selected quarterly financial data previously released for the fiscal quarter ended March 27,2004, will be restated to reflect the effect of the Company’s determination that the assignment of the warrants to those recipients referred to in Part III above, even though assigned by Birks, should have reflected a non-cash compensation adjustment relating to the increase or decrease in the intrinsic value of these warrants that could be attributed to the services provided by the recipients to the Company based on the vesting schedule of the warrants. The increase or decrease in value of these warrants is required to be reflected in the Company’s financial statements as calculated at the end of each reporting period. As a result, the previously issued financial statements for the fiscal quarters ended September 27, 2003, December 27, 2003, June 26, 2004, September 25, 2004 (as set forth in the press release issued on October 27, 2004) and the fiscal year ended March 27, 2004 as well as the selected quarterly financial data previously released for the fiscal quarter ended March 27, 2004, should not be relied upon because of misstatements in those financial statements as discussed above.

None of the corrections to the Company’s previously filed financial statements, as described above, will affect the Company’s cash flows, cash positions or total stockholders’ equity during those periods. The restatement is not expected to have any impact on the Company’s financial statements for any period prior to or including June 28, 2003, other than possible additional disclosures of the above warrant agreement.

Although the Company’s review has not been completed, the net additional non-cash compensation charge related to the change in value and vesting of the warrants for all periods since the assignment of the warrants through September 25, 2004 is not expected to exceed $1 million.

The estimated adjustments and restatements are preliminary and subject to audit by the Company’s Independent Registered Public Accountants, KPMG LLP.

This Form 12b-25 contains forward-looking statements made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be identified by their use of words, such as “estimate,” “expect,” “intend” and other words and terms of similar meaning, in connection with any discussion of the Company’s financial statements, business, financial condition, results of operations or liquidity. Factors that could affect the Company’s forward-looking statements include, among other things: the review of the audit of the March 27, 2004 fiscal year financial statements, and the review of the quarterly financial statements for the quarters ended September 27, 2003, December 27, 2003, June 26, 2004 and September 25, 2004 (as set forth in the press release issued on October 27, 2004) by KPMG LLP; negative reactions from the Company’s stockholders, creditors or customers to the results of the review and restatement or further delay in providing financial information caused by the review and restatement; the impact and result of any litigation (including private litigation), any action by the American Stock Exchange, or of any investigation by the Securities and Exchange Commission or any investigation by any other governmental agency related to the Company; the Company’s ability to obtain any necessary waivers from its creditors in the event of a further delay in, or other adverse developments relating to, the restatement; the Company’s ability to manage its operations during and after the financial statement restatement process; the Company’s ability to successfully implement internal controls and procedures that remediate the material weakness and ensure timely, effective and accurate financial reporting; changes in economic conditions; and other risks detailed from time to time in the Company’s SEC reports, including its Annual Report on Form 10-K, as amended, for the fiscal year ended March 27, 2004. The Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. Several factors, including those identified above, could cause actual events to differ materially from the forward-looking statements. The Company does not undertake any obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

Mayor’s Jewelers, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2004	By:	/s/ John D. Ball
		Name:	John D. Ball
		Title:	Senior Vice President and Chief Financial Officer